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wilmerhale.com

August 30, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento
Mary Beth Breslin

Re:	Arvinas Holding Company, LLC
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted August 2, 2018
CIK No. 0001655759

Ladies and Gentlemen:

On behalf of Arvinas Holding Company, LLC (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 20, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1. The Company also is filing a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of Arvinas, Inc., the corporation into which the Company will convert immediately prior to the effectiveness of the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Amendment No. 1 to Draft Registration Statement on Form S-1

Intellectual Property

PROTAC Product Candidates, page 114

1.	With respect to the seven patent families co-owned with Yale, please specify the jurisdictions where you have filed the international and European patent applications.

Securities and Exchange Commission

August 30, 2018

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement. The Company further advises the Staff that of the seven patent families that are co-owned with Yale University, four have been filed under the Patent Cooperation Treaty (“PCT”) and are currently pending at the international stage but have not yet undergone national stage filing in any foreign countries. When the deadline for national stage filing arises in each of these patent families, these applications are expected to be filed in specific countries based on business and strategic considerations. One of the seven families has a pending application currently under examination at the European Patent Office (“EPO”), but has not yet been allowed and as such has not yet been filed in any particular European jurisdictions. If allowed, this patent is expected to be regionally validated in specific European countries based on business and strategic considerations. One of the seven applications was previously filed at the EPO but has since been allowed to lapse.

Financial Statements

Notes to Financial Statements

8. Incentive Unit Plan, page F-35

2.

Please tell us how you determined the $5 million of compensation expense at June 30, 2018 that is expected to be amortized over a weighted-average period of approximately two years given you granted 5.4 million incentive units at a weighted-average fair value of $2.17 per unit, that equals $11.7 million of compensation, and you recognized $0.6 million of compensation expense for the six months ended June 30, 2018.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-35 and F-36 of the Registration Statement to correct the weighted-average fair value of incentive units from $2.17 per unit to $1.40 per unit. The correct weighted-average fair value of the incentive units is $1.40 per unit. The $2.17 per unit number represents the fair value of the Company’s common units and was inadvertently disclosed in place of the weighted-average fair value of its incentive units. Both the compensation expense and unrecognized compensation disclosed were appropriately calculated based on the $1.40 per unit weighted-average fair value.

In addition, the Company advises the Staff that the $5 million of unrecognized compensation expense disclosed at June 30, 2018 also takes into account an estimated forfeiture rate, which makes the value of the

Securities and Exchange Commission

August 30, 2018

unamortized expense less than the calculation of the weighted-average value multiplied by the incentive units granted.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at Brian.Johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	John Houston, Ph.D.
Sean Cassidy